J Sainsbury plc

02 DEC -2 AM 8:50

82-913

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Avenue
Washington DC20549
USA

02060134

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 20 November 2002

SUPPL

Dear Sir

Interim Announcement 2002/2003

Please find enclosed a copy of the above announcement made to the London Stock Exchange on 20 November 2002.

Yours sincerely

Hazel Jarvis
Manager, Group Registration
& Shareholder Services

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

G:\REGSHARE\Compliance\Close\Securities.exchange.interim.announcemnet.20.nov.doc

J Sainsbury plc - Interim results for 28 weeks ended 12 October 2002

Group Results

- Underlying profit before tax* up 10.7 per cent to £342m (2001: £309m)
- Interim dividend up 5 per cent to 4.22 pence per share (2001: 4.02p)
- Pre-tax return on capital employed increased to 11.5 per cent

Sainsbury's Supermarkets in UK

- Underlying operating profit* up 14.9 per cent to £286m (2001: £249m)
- Business transformation programme and cost savings on track
- Operating margins (VAT inclusive) increased to 3.8 per cent
- Nectar - already the UK's largest loyalty programme

Shaw's Supermarkets in US

- Underlying operating profit* up 8.8 per cent to $110m (2001: $101m)
- Acquisition of 18 stores in New England for $75m

* before exceptional items and amortisation of goodwill

Peter Davis, group chief executive, said: " This is the fourth consecutive half-year of improved underlying group profits, up 10.7 per cent on last year, a clear reversal after two years of decline. In the first half of this year, Sainsbury's Supermarkets achieved double digit earnings growth, up 14.9 per cent, and improved its operating margins and return on capital. Shaw's turned in another strong performance with 8.8 per cent growth in dollar profits. As a result the Board has increased the dividend by 5 per cent.

"This solid performance has been achieved in more challenging market conditions in both the US and in the UK, where there is less growth compared to last year, little food inflation and increased competitive pressures.

Sainsbury's Supermarkets

"In Sainsbury's Supermarkets, we are focusing on building a strong business, more competitive for the future whilst maintaining our market position. We delivered £90 million of cost savings and are well on-track to deliver our target of £200 million for the year and £700 million by March 2004. We are progressing well with delivering our modern, more efficient infrastructure.

"We continue to focus on Quality, Service and Price. We've launched several distinctive ranges: 'Freefrom'- a range of gluten, wheat or dairy free foods; 'Way to Five'- 70 products boosting fruit and vegetable intake; 'Perform and Protect'- household cleaning and toiletry products and 'Active Naturals'- a new beauty and home care range. Our quality has been recognised; we have won 'Fresh Produce Retailer of the Year', 'Supermarket Wine Retailer of the Year' and the 'Organic Supermarket of the Year,' among others.

Formats

"We are progressing with a range of formats to meet the needs of existing customers while also attracting new shoppers and have stepped up investment in non-foods to complement our progress on food. Larger stores need a wider choice of non-foods as shown by our trial store at Monk's Cross in York where sales are already up 29 per cent. We have incorporated many lessons into a further five Main Plus stores and have identified 57 stores that fit this format. The next trial store opens in Croydon next month.

"Six savacentre trial stores, with food and non-food ranges for families on tighter budgets, opened successfully. Sales are in line or ahead of expectations and we plan more stores next year.

"Our Mixed Mission format, which includes Locals, Centrals and older town-centre stores, is working well. We have now opened our 45th Local and know they can be traded effectively in close proximity without impacting each other. Trials on the older town-centre stores are now complete and we are rolling out this successful format.

"Our customers are clear that we should be first for food but also want us to enhance our non-food offer. The Board is committed to giving more priority to this area and we are strengthening our non-food team. As a result of extensions, format development and new stores we expect to have more space and a significantly enhanced non-food offer by this time next year.

Nectar
"After only two months, Nectar is the UK's largest loyalty programme. With over 11 million active card users in one third of UK households, this is a significant achievement. Nectar gives customers opportunities to, earn points more quickly. It's both a powerful promotional tool and a mechanism by which we can identify and shape stores and products to better meet customer needs.

Sainsbury's Bank
"At our last results presentation we said we faced some interesting choices with Sainsbury's Bank. We have now decided to accelerate growth through increased investment and expect profit for the year to be in line with that of last year.

"Sainsbury's Bank performed well during the first half with an underlying profit increase of 32 per cent. Compared with the same period last year, customer acquisitions are up 90 per cent, insurance sales have increased by 63 per cent, the loan book has doubled and we have achieved record sales of credit cards.

"We have launched a leading car insurance product, are trialling simple long-term savings products and are increasingly using Nectar opportunities to build deeper customer relationships across the Bank and Supermarket.

Sainsbury's to You
"Sales have increased 90 per cent against the first half last year, customer orders are running at over 33,000 a week and we have achieved further cost efficiencies. Losses have been reduced from £29 million (first half of 2001) to £19 million. We are confident of a further reduction in the second half and expect Sainsbury's to You to become profitable in the latter part of 2003/04. In October we extended our offer by launching a new interactive TV service with NTL.

Replatforming
"We are replacing all of our electronic in-store systems and will have installed these in more than 100 stores by Christmas. In the next 12 months we plan to complete this activity as well as replacing most of our trading and supply chain systems. We have a good relationship with Accenture and could not have delivered the volume or quality of change we have achieved without their involvement. Our replatforming programme remains on track and within the costs originally identified.

Supply Chain
"We have reached an important stage in replacing our Supply Chain infrastructure. Hams Hall, (Birmingham) is already operating to support Christmas trading and we will be phasing in new automation from the New Year. It will become our first fully automated depot and further such centres at Stoke, Waltham Point and New Hoddesdon will become operational during our next financial year. Modernising the supply chain is a core strategy which aims to improve product availability while lowering operating costs. We estimate this project will start to pay back in 2003/04, will ultimately deliver annual savings of £100 million and will achieve a double-digit post-tax real return on investment.

Reinvigoration
"Reformatting our existing stores is key to improving our customer offer and driving both sales and profitability. We completed 29 refurbishments in the first half and with ultimate sales increases of 8 per cent are achieving a post-tax real return of 10 per cent. We completed seven extensions in the first half and now have 82 stores over 45,000 square feet. Ultimate sales increases are 28 per cent delivering a post-tax real return on investment of around 13 per cent.

Pensions
"Our pension schemes, like others, have been affected by declining stock markets. Our pension fund is well covered at over 120 per cent on the government's minimum funding requirement basis and our schemes have sufficient cash to meet their current liabilities. Any funding deficit is addressed over the average service lives of current members (estimated at 14 years). In the meantime we increased our employer contribution by £15 million last year and will do so again this year.

"The key event determining the level of employer contributions is the actuarial valuation which is undertaken every three years. The next one is in March 2003 and a full update will be available when the results are known this time next year.

Shaw's Supermarkets

"Shaw's delivered another good performance achieving like-for-like sales growth of 1.3 per cent (Easter adjusted), ahead of many US retailers. In October we promoted Paul Gannon, previously chief operating officer, to chief executive following Ross McLaren's retirement. Our purchase of 18 stores from Ames offers an exciting opportunity to strengthen our number two position in the New England market by opening new stores and replacing existing smaller sites. It is a good long-term move but one-off costs associated with opening and relocating stores means the purchase will not be accretive until 2004/05.

Summary

"I am pleased that we have delivered double digit profit growth and our cost saving targets. We have also improved margins and return on capital. We are now entering the peak 12 months of our business transformation programme. While we might have welcomed a more benign market we are determined to deliver on our plans and remain confident that we are making real progress across the Group to achieve our targets."

For enquiries:

Investor Relations	**+44 (0) 20 7695 7162**	**Media**	**+44 (0) 20 7695 7295**
Roger Matthews		Jan Shawe	
Lynda Ashton		Pip Wood	

The Company will be holding a presentation at 0945 GMT. If you would like to attend, please telephone 0207 695 6227.

You are welcome to listen to the presentation via our live-teleconference facilities. The dial-in number and instructions are as follows:

1. Dial +44 (0) 20 8515 2306 10 minutes prior to the start of the presentation. When requested please provide your full name and company name. There will be instructions given after dialing in should any problems occur.

2. You will be placed "on hold" and music will be heard until the conference begins. This will be listening only.

3. To listen to the replay of the presentation for 7 days afterwards please dial +44 (0) 20 8797 2499. You will be asked for pin number: 117721#.

Slides will be on the website: www.j-sainsbury.co.uk from 9.30am GMT onwards and the event will be available to view via the delayed web cast from 3.30pm GMT on the day.

An interview with Sir Peter Davis, Chief Executive, in video / audio and text will be available from 0700 GMT, 20.11.02 on: http://www.j-sainsbury.co.uk/ and on http://www.cantos.com

Group financial summary

The results for the first half-year reflect solid progress despite more challenging market conditions both in UK and US. Group sales (including VAT) from continuing operations increased by 1.6 per cent to £9,744 million. (2001: £9,601 million). Underlying operating profit from continuing operations was £371 million, an increase of £34 million or 10.1 per cent over the previous year.

Underlying operating profit - Continuing operations	**2002 £m**	**2001 £m**	**Change %**
Sainsbury's Supermarkets*	**286**	249	14.9
Shaw's Supermarkets	**73**	70	3.3
Sainsbury's Bank	**9**	10	(6.3)
JS Developments	**3**	8	(60.0)
Underlying operating profit	**371**	337	10.1

*Including Sainsburys to You and profit share

Net interest payable increased to £30 million (2001: £22 million), as a result of higher net debt, partially offset by a US dollar exchange rate benefit and lower short-term interest rates. Interest capitalised in the first half amounted to £12 million (2001: £16 million).

Underlying Group profit before tax increased by 10.7 per cent to £342 million (2001: £309 million).

The Group's US dollar denominated assets are hedged by maintaining a corresponding amount of debt in US dollars. The US dollar depreciated against sterling in the first half, which resulted in lower operating profit, financing costs and net debt in sterling terms. At constant exchange rates, Group sales increased by 2.5 per cent, Group operating profit by 11.3 per cent and underlying profit before tax by 11.7 per cent.

Exceptional operating costs were £10 million (2001: £21 million). These relate to severance and closure costs arising from the business transformation programme in Sainsbury's Supermarkets. As previously announced, we expect the exceptional operating costs for the full year to be between £35 million and £50 million.

The Group tax charge was £111 million (2001: £99 million). The underlying effective tax rate in the first half was 33 per cent, down from 33.5 per cent last year.

Underlying earnings per share was 11.8 pence (2001: 10.7 pence), an increase of 10.6 per cent on the previous year.

The Board has declared an interim dividend of 4.22 pence per share which represents an increase of 5 per cent over the previous year. The interim dividend will be paid on 10 January 2003 to shareholders on the Register of Members at the close of business on Friday 29 November 2002.

Group capital expenditure in the half-year was £595 million (2001: £561 million). UK capital expenditure was £514 million including £143 million on new stores, £221 million on existing stores and £131 million on the supply chain. Shaw's capital expenditure was £81 million (2001: £55 million). We forecast Group capital expenditure to be £1.2 billion for the year. Group pre-tax return on capital employed increased by 0.4 per cent to 11.5 per cent (2001: 11.1 per cent).

Operating cash inflow was strong at £445 million, up 53 per cent on last year. Net proceeds from the disposal of operations amounted to £75 million, which included £78 million from the partial repayment of the Homebase vendor loan notes. Net debt at the half-year increased by £238 million to £1.4 billion (30 March 2002: £1.2 billion) with gearing increasing to 28 per cent (30 March 2002: 24 per cent).

Sainsbury's Supermarkets

Total sales grew by 3.0 per cent (3.8 per cent excluding petrol, Easter adjusted) to £8,048 million (2001: £7,814 million). Like-for-like sales growth (excluding petrol) was 2.8 per cent (2001: 6.0 per cent). Like-for-like sales growth (excluding petrol) for the first half was impacted by a lower market growth, lower food inflation at 0.4 per cent (2001: 1.8 per cent), and our decision to terminate the Air Miles contract in advance of launching our new, significantly enhanced, Nectar loyalty programme on 16 September 2002.

Sainsbury's Supermarkets sales†

% Growth	2002/03 Q1	2002/03 Q2	2002/03 H1
Volume	2.6	2.2	2.4
Inflation	0.5	0.3	0.4
Like-for-like sales growth	3.1	2.5	2.8
Net new space	0.5	1.4	1.0
Total growth	3.6	3.9	3.8

† Including VAT, excluding petrol & Easter adjusted.

Cost savings of £90 million were delivered during the first half, of which just over half related to buying efficiencies. We are on track to deliver £200 million of cost savings for the year and the target of £700 million by March 2004.

A significant proportion of the product mix margin improvement and cost savings have been reinvested in lower prices and promotional marketing to drive sales and in our major infrastructure programmes, to deliver operating efficiencies in the future.

Investment in Sainsbury's to You in the first half was £19 million (2001: £29 million). Sales have increased by 90 per cent and further cost efficiencies have been delivered.

Underlying operating profit for the first half-year was £286 million (2001: £249 million), an increase of 14.9 per cent over the previous year. The operating margin (excluding Sainsburys to You and including VAT) increased from 3.6 per cent to 3.8 per cent.

Shaw's Supermarkets (US operations)

Total sales grew by 2.3 per cent (3.1 per cent, Easter adjusted) to $2,409 million (2001: $2,355 million). Like-for-like sales growth for the first half was 1.3 per cent (2001: 4.5 per cent).

Shaw's sales†

% Growth	2002/03 Q1	2002/03 Q2	2002/03 H1
Like-for-like growth	0.5	1.8	1.3
New space	1.7	1.9	1.8
Total growth	2.2	3.7	3.1

† Including sales tax, Easter adjusted.

Economic conditions were challenging during the first half. Shaw's operates solely in the New England market, where it has a strong No. 2 position and has achieved a like-for-like sales growth ahead of many US food retailers. Strict cost control has contributed to operating profit increasing by 8.8 per cent to $110 million (2001: $101 million) and the operating margin increasing from 4.3 per cent to 4.6 per cent.

An adverse dollar to sterling currency movement depressed Shaw's reported earnings when translated into sterling. Shaw's operating profit in dollars increased by 8.8 per cent and in sterling by 3.3 per cent.

Sainsbury's Bank

Sainsbury's Bank performed well during the first half-year. Net income increased by 37.3 per cent and operating profit was £9 million (2001: £10 million). The results for the first half of 2001 included a VAT credit of £3 million. Adjusting for the impact of the VAT credit, the underlying profit increase was an impressive 32.4 per cent.

Profit for the year is expected to be in line with last year, as we invest to accelerate future growth.

Property development

JS Developments' operating profit in the first half was £3 million (2001: £8 million). The company is project based and no major projects were sold in the first half. However, a number of major projects are in the course of development and are due to be completed towards the end of this financial year, subject to market conditions.

Group profit and loss account

	Note	28 weeks to 12 October 2002 (unaudited) £m	28 weeks to 13 October 2001 (unaudited) £m
Turnover including VAT and sales tax†	2	**9,744**	9,601
VAT and sales tax		**(560)**	(556)
Continuing operations		**9,184**	9,037
Discontinued operations		**-**	8
Turnover excluding VAT and sales tax		**9,184**	9,045
Continuing operations-operating profit before exceptional costs and amortisation of goodwill		**371**	337
Exceptional operating costs	3	**(10)**	(21)
Amortisation of goodwill		**(7)**	(8)
Continuing operations-operating profit		**354**	308
Discontinued operations-operating loss		**-**	(2)
Operating profit	2	**354**	306
Share of operating profit/(loss) in joint ventures		**1**	(4)
Loss on sale of properties	3	**(5)**	(3)
Profit on ordinary activities before interest		**350**	299
Net interest payable		**(30)**	(22)
Underlying profit on ordinary activities before tax*		**342**	309
Exceptional items		**(15)**	(24)
Amortisation of goodwill		**(7)**	(8)
Profit on ordinary activities before tax		**320**	277
Taxation	4	**(111)**	(99)
Profit on ordinary activities after tax		**209**	178
Equity minority interest		**(3)**	(3)
Profit for the financial period		**206**	175
Equity dividends		**(81)**	(78)
Retained profit for the financial period		**125**	97
Basic earnings per share	5	**10.8p**	9.2p
Underlying earnings per share*	5	**11.8p**	10.7p
Diluted earnings per share	5	**10.7p**	9.1p
Underlying diluted earnings per share*	5	**11.7p**	10.6p
Dividend per share		**4.22p**	4.02p

† Including VAT at Sainsbury's Supermarkets and sales tax at Shaw's Supermarkets.

* Before exceptional items and amortisation of goodwill.

Group statement of total recognised gains and losses

	28 weeks to 12 October 2002 (unaudited) £m	28 weeks to 13 October 2001 (unaudited) £m
Profit for the financial period	**206**	175
Currency translation differences on foreign currency net investments	**(5)**	(1)
Total recognised gains relating to the financial period	**201**	174
Change in accounting policy for deferred tax	**-**	(160)
Total recognised gains since last annual report	**201**	14

There is no material difference between the above profit for the financial period and the historical cost equivalent.

Reconciliation of movements in equity shareholders' funds

	28 weeks to 12 October 2002 (unaudited) £m	28 weeks to 13 October 2001 (unaudited) £m
Profit for the financial period	**206**	175
Equity dividends	**(81)**	(78)
	125	97
Currency translation differences	**(5)**	(1)
Proceeds from ordinary shares issued for cash	**3**	8
Amounts deducted in respect of shares issued to the QUEST	**-**	(1)
Net movement in equity shareholders' funds	**123**	103
Opening equity shareholders' funds	**4,848**	4,751 *
Closing equity shareholders' funds	**4,971**	4,854

* Restated for change in accounting policy for deferred tax.

Group balance sheet

	Note	12 October 2002 (unaudited) £m	13 October 2001 (unaudited) £m	30 March 2002 (audited) £m
Fixed assets				
Intangible assets		**235**	266	263
Tangible assets		**7,159**	6,546	6,906
Investments		**121**	168	174
		7,515	6,980	7,343
Current assets				
Stock		**872**	880	751
Debtors		**310**	365	398
Sainsbury's Bank	6	**2,279**	2,138	2,193
Investments		**15**	14	16
Cash at bank and in hand		**509**	839	370
		3,985	4,236	3,728
Creditors: amounts falling due within one year				
Sainsbury's Bank	6	**(2,139)**	(2,014)	(2,060)
Other		**(2,247)**	(2,843)	(2,648)
		(4,386)	(4,857)	(4,708)
Net current liabilities		**(401)**	(621)	(980)
Total assets less current liabilities		**7,114**	6,359	6,363
Creditors: amounts falling due after more than one year		**(1,874)**	(1,226)	(1,223)
Provisions for liabilities and charges		**(205)**	(223)	(231)
Total net assets		**5,035**	4,910	4,909
Capital and reserves				
Called up share capital		**484**	484	484
Share premium account		**1,424**	1,408	1,421
Revaluation reserve		**39**	39	39
Profit and loss account		**3,024**	2,923	2,904
Equity shareholders' funds		**4,971**	4,854	4,848
Equity minority interest		**64**	56	61
Total capital employed		**5,035**	4,910	4,909

Group cash flow statement

	Note	28 weeks to 12 October 2002 (unaudited) £m	28 weeks to 13 October 2001 (unaudited) £m
Net cash inflow from operating activities	7	**445**	290
Dividend from joint venture		**8**	-
Returns on investments and servicing of finance			
Interest received		**44**	41
Interest paid		**(72)**	(46)
Interest element of finance lease payments		**(16)**	(11)
Net cash outflow from returns on investments and servicing of finance		**(44)**	(16)
Taxation		**(90)**	(69)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(580)**	(490)
Sale of tangible fixed assets		**76**	184
Purchase of intangible fixed assets		**(2)**	(3)
Net cash outflow from capital expenditure and financial investment		**(506)**	(309)
Acquisitions and disposals			
Investment in/loans from joint ventures		**3**	-
Sale of subsidiary undertakings		**75**	14
Investment in other fixed asset investments		**-**	(7)
Net cash inflow from disposals		**78**	7
Equity dividends paid to shareholders		**(207)**	(197)
Net cash outflow before use of liquid resources and financing		**(316)**	(294)
Financing			
Issue of ordinary share capital		**3**	7
(Decrease)/increase in short-term borrowings		**(236)**	472
Increase in long-term borrowings		**550**	230
Increase in finance leases		**151**	1
Capital element of finance lease payments		**(4)**	(1)
Net cash inflow from financing		**464**	709
Increase in net cash in the period		**148**	415

Reconciliation of net cash flow to movement in net debt

	Note	28 weeks to 12 October 2002 (unaudited) £m	28 weeks to 13 October 2001 (unaudited) £m
Increase in net cash in the period		**148**	415
Cash inflow from increase in debt		**(314)**	(701)
Movement in finance leases		**(154)**	(1)
Exchange adjustments		**82**	3
Movement in net debt in the period	8	**(238)**	(284)
Net debt at the beginning of the period	8	**(1,156)**	(859)
Net debt at the end of the period	8	**(1,394)**	(1,143)

Notes to the results

1. Accounting policies

The financial information has been prepared using the accounting policies set out in the Annual Report and Financial Statements 2002.

2. Group turnover and operating profit

Set out below are the Group turnover and operating profit.

	28 weeks to 12 October 2002 (unaudited) £m	28 weeks to 13 October 2001 (unaudited) £m	Change %
Turnover inc VAT			
Food retailing and financial services - UK	**8,137**	7,897	3.0
Property development - UK	**13**	53	(75.5)
Food retailing - US	**1,594**	1,643	(3.0)
Continuing operations	**9,744**	9,593	1.6
Discontinued operations-Food retailing Egypt	**-**	8	
Total	**9,744**	9,601	1.5
Turnover ex VAT			
Food retailing and financial services - UK	**7,589**	7,354	3.2
Property development - UK	**13**	53	(75.5)
Food retailing - US	**1,582**	1,630	(2.9)
Continuing operations	**9,184**	9,037	1.6
Discontinued operations-Food retailing Egypt	**-**	8	
Total	**9,184**	9,045	1.5
Operating profit			
Food retailing and financial services - UK	**295**	259	14.1
Property development - UK	**3**	8	(60.0)
Food retailing - US	**73**	70	3.3
Continuing operations- operating profit before exceptional costs and amortisation of goodwill	**371**	337	10.1
Exceptional operating costs-UK	**(10)**	(13)	
-US	**-**	(8)	
Amortisation of goodwill-US	**(7)**	(8)	
Discontinued operations-Food retailing Egypt	**-**	(2)	
Total	**354**	306	15.6

2. Group turnover and operating profit (continued)

US sales and operating profit have been translated at an average exchange rate for the period of £1 = $1.5113 (2001: £1 = $1.4328).

	28 weeks to 12 October 2002 (unaudited) $m	28 weeks to 13 October 2001 (unaudited) $m	Change %
Shaw's sales and operating profit			
Sales (including sales tax)	**2,409**	2,355	2.3
Operating profit	**110**	101	8.8

3. Exceptional items

3.1 Exceptional operating costs

	28 weeks to 12 October 2002 (unaudited) £m	28 weeks to 13 October 2001 (unaudited) £m
Sainsbury's Supermarkets	**10**	13
Shaw's Supermarkets	**-**	8
Exceptional operating costs	**10**	21

The costs in Sainsbury's Supermarkets relate to the business transformation programme which involves upgrading its IT systems, supply chain and store portfolio. These costs are exceptional operating costs due to the scale, scope and pace of the transformation programme. These costs involve asset write offs and reorganisation costs.

3.2 Exceptional non-operating items

Loss on sale of properties were as follows:

	28 weeks to 12 October 2002 (unaudited) £m	28 weeks to 13 October 2001 (unaudited) £m
Sainsbury's Supermarkets	**2**	3
Shaw's Supermarkets	**3**	-
	5	3

4. Taxation

The tax charge in the profit & loss account comprises:

	28 weeks to 12 October 2002 (unaudited) £m	28 weeks to 13 October 2001 (unaudited) £m
Current tax	107	96
Deferred tax	6	6
Tax relief on exceptional items	(2)	(3)
	111	99

5. Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, excluding those held by the Employee Share Ownership Trusts which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the period to 12 October 2002.

	28 weeks to 12 October 2002 (unaudited) million	28 weeks to 13 October 2001 (unaudited) million
Weighted average number of shares in issue	1,911.7	1,907.7
Weighted average number of dilutive share options	13.0	13.5
Total number of shares for calculating diluted earnings per share	1,924.7	1,921.2

The alternative measure of earnings per share is provided because it reflects the Group's underlying trading performance by excluding the effect of exceptional items and amortisation of goodwill.

	28 weeks to 12 October 2002 (unaudited)		28 weeks to 13 October 2001 (unaudited)	
	Earnings £m	Per share amount pence	Earnings £m	Per share amount pence
Basic earnings	206	10.8	175	9.2
Exceptional items net of tax:				
Operating profit	8	0.4	18	0.9
Loss on sale of properties	5	0.2	3	0.2
Amortisation of goodwill	7	0.4	8	0.4
Underlying earnings before exceptional items and amortisation of goodwill	226	11.8	204	10.7
Diluted earnings	206	10.7	175	9.1
Underlying diluted earnings before exceptional items and amortisation of goodwill	226	11.7	204	10.6

6. Current assets and creditors of Sainsbury's Bank

	12 October 2002 (unaudited) £m	13 October 2001 (unaudited) £m	30 March 2002 (audited) £m
Current assets			
Cash	**31**	45	57
Treasury bills and other eligible bills	**74**	54	56
Loans and advances to banks	**482**	704	602
Loans and advances to customers*	**1,153**	838	959
Debt securities	**522**	480	500
Prepayments and accrued income	**17**	17	19
	2,279	2,138	2,193
Creditors: amounts falling due within one year			
Customer accounts	**2,063**	1,957	2,023
Accruals and deferred income	**76**	57	37
	2,139	2,014	2,060

*Loans and advances to customers include £484 million (13 October 2001: £436 million; 30 March 2002: £416 million) of loans and advances repayable in more than one year.

In addition to the above assets, Sainsbury's Bank had fixed assets of £8 million at 12 October 2002 (13 October 2001: £7 million; 30 March 2002: £7 million) included in tangible fixed assets and other liabilities of £4 million (13 October 2001: £3 million; 30 March 2002: £2 million) included in creditors due within one year.

7. Reconciliation of operating profit to net cash inflow from operating activities

	28 weeks to 12 October 2002 (unaudited) £m	28 weeks to 13 October 2001 (unaudited) £m
Operating profit	**354**	306
Depreciation	**205**	182
Amortisation of intangible assets	**9**	9
Loss on sale of equipment, fixtures and vehicles	**5**	-
Increase in stocks	**(139)**	(110)
Decrease in debtors	**1**	9
Increase/(decrease) in creditors and provisions	**17**	(100)
Increase in Sainsbury's Bank current assets	**(86)**	(224)
Increase in Sainsbury's Bank creditors	**79**	218
Net cash inflow from operating activities	**445**	290

8. Analysis of net debt

	At 30 March 2002 (audited) £m	Cash flow £m	Other non-cash movements £m	Exchange movements £m	At 12 October 2002 (unaudited) £m
Current asset investments	16	(1)	-	-	**15**
Cash and liquid funds	370	148	-	(9)	**509**
Overdrafts	(14)	1	-	-	**(13)**
	372	148	-	(9)	**511**
Debt due within one year	(327)	236	-	72	**(19)**
Debt due after one year	(1,017)	(550)	-	3	**(1,564)**
Finance leases due within one year	(4)	(33)	-	-	**(37)**
Finance leases due after one year	(180)	(114)	(7)	16	**(285)**
Total	(1,156)	(313)	(7)	82	**(1,394)**

9. Financial information

The Interim Results are unaudited but have been reviewed by the Auditors. The financial information presented herein does not amount to full accounts within the meaning of Section 240 of the Companies Act 1985 (as amended). *The figures for the 52 weeks to 30 March 2002 have been extracted from the Annual Report and* Financial Statements 2002 which have been filed with the Registrar of Companies. The audit report on the Annual Report and Financial Statements 2002 was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

The Company's results will be published in the Interim Statement, which will be posted to shareholders on 20 November 2002. Copies will also be available from J Sainsbury plc, 33 Holborn London EC1N 2HT and at its paying agents Citibank, N.A., 336 Strand, London WC2R 1HB and Chase Manhattan Bank, Trinity Tower, 9 Thomas More Street, London E1 9YT.

Review report by the Auditors to the Board of Directors of J Sainsbury plc

Independent review report to J Sainsbury plc

Introduction

We have been instructed by the Company to review the financial information, which comprises a Group profit and loss account, Group statement of total recognised gains and losses, Group balance sheet, Group cash flow statement, comparative figures and associated notes. We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the 28 weeks ended 12 October 2002.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
1 Embankment Place
London
WC2N 6RH
19 November 2002

Notes:

(a) The maintenance and integrity of the J Sainsbury plc web site is the responsibility of the Directors; the work carried out by the Auditors does not involve consideration of these matters and, accordingly, the Auditors accept no responsibility for any changes that may have occurred to the Interim Report since it was initially presented on the web site.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.